Coyote Resources
1671 SW 105th Lane
Davie, FL 33324

Guy Martin
Chief Executive Officer

Dear Mr. Martin,

I have resigned my positions as Vice President and Director of Coyote Resources effective as of August 25th 2013. The resignation was not due to any disagreements with company polices, practices or procedures.

Howard Lahti

Sincerely Yours,
Howard Lahti Ph. D. P Geo